

Mail Stop 3561

June 12, 2018

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re:** **AmericaTowne, Inc.**
> **Preliminary Schedule 14C**
> **Filed July 31, 2017**
> **File No. 000-55206**

Dear Mr. Perkins:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products